CUSIP No. 91818X108	13D	Page 1 of 21

UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Uxin Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108**
(CUSIP Number)

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing thirty Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 21

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Astral Success Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
1,859,956,236[1]
	8	shared voting power

	9	sole dispositive power
1,859,956,236
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
1,859,956,236
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
57.58%[2]
14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

1 Represents 1,859,956,236 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 437,286,192 Senior Convertible Preferred Shares issued to Astral pursuant to the Subscription Agreement and the Warrant held by Astral, which is the sum of (i) 1,641,137,856 Class A Ordinary Shares that may be acquired upon conversion of 218,467,812 Senior Convertible Preferred Shares held by Astral reflecting the Anti-dilution Adjustment (as described in Item 4), and (ii) 218,818,380 Class A Ordinary Shares that may be acquired upon conversion of 218,818,380 Senior Convertible Preferred Shares held by Astral.

2 The calculation assumes that there is a total of 3,230,100,170 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,370,143,934 Class A Ordinary Shares outstanding (excluding 1,383,862 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 1,859,956,236 Class A Ordinary Shares that may be acquired upon conversion of 437,286,192 Senior Convertible Preferred Shares issued to Astral pursuant to the Subscription Agreement and the Warrant held by Astral.

CUSIP No. 91818X108	13D	Page 3 of 21

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital Opportunity, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,859,956,236
	9	sole dispositive power

	10	shared dispositive power
1,859,956,236

11	aggregate amount beneficially owned by each reporting person
1,859,956,236
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
57.58%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 21

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital Opportunity GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,859,956,236
	9	sole dispositive power

	10	shared dispositive power
1,859,956,236

11	aggregate amount beneficially owned by each reporting person
1,859,956,236
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
57.58%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 21

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,859,956,236
	9	sole dispositive power

	10	shared dispositive power
1,859,956,236

11	aggregate amount beneficially owned by each reporting person
1,859,956,236
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
57.58%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 6 of 21

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,859,956,236
	9	sole dispositive power

	10	shared dispositive power
1,859,956,236

11	aggregate amount beneficially owned by each reporting person
1,859,956,236
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
57.58%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 21

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,859,956,236
	9	sole dispositive power

	10	shared dispositive power
1,859,956,236

11	aggregate amount beneficially owned by each reporting person
1,859,956,236
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
57.58%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 8 of 21

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,859,956,236
	9	sole dispositive power

	10	shared dispositive power
1,859,956,236

11	aggregate amount beneficially owned by each reporting person
1,859,956,236
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
57.58%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 9 of 21

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,859,956,236
	9	sole dispositive power

	10	shared dispositive power
1,859,956,236

11	aggregate amount beneficially owned by each reporting person
1,859,956,236
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
57.58%
14	type of reporting person*
OO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 10 of 21

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,859,956,236
	9	sole dispositive power

	10	shared dispositive power
1,859,956,236

11	aggregate amount beneficially owned by each reporting person
1,859,956,236
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
57.58%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 11 of 21

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,859,956,236
	9	sole dispositive power

	10	shared dispositive power
1,859,956,236

11	aggregate amount beneficially owned by each reporting person
1,859,956,236
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
57.58%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 12 of 21

Item 1.	Security and Issuer

This Amendment No. 8 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, People's Republic of China.

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1, Schedule 13D Amendment No. 2, Schedule 13D Amendment No. 3, Schedule 13D Amendment No. 4, Schedule 13D Amendment No. 5, Schedule 13D Amendment No. 6 and Amendment No. 7 filed on July 22, 2021, November 16, 2021, January 26, 2022, March 29, 2022, July 5, 2022, August 2, 2022, January 19, 2023 and June 7, 2023 respectively (as amended, the “Initial Statements”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 2.	Identity and Background

(a) Name of Person Filing

Item 2(a) of the Initial Statements is hereby amended and supplemented by restating the first and second paragraph below and adding the third paragraph below to the end of the paragraph before the last paragraph thereof:

This Schedule 13D is filed by (i) Astral Success Limited (“Astral”); (ii) Joy Capital Opportunity, L.P. (“Joy Opportunity”); (iii) Joy Capital Opportunity GP, L.P. (“Joy Opportunity GP”); (iv) Joy Capital II, L.P. (“Joy II”); (v) Joy Capital II GP, L.P. (“Joy II GP”); (vi) Joy Capital III, L.P. (“Joy III”); (vii) Joy Capital III GP, L.P. (“Joy III GP”); (viii) Joy Capital IV, L.P. (“Joy IV”), (ix) Joy Capital IV GP, L.P. (“Joy IV GP”) and (x) Joy Capital GP, Ltd. (“Joy Capital GP”). The foregoing entities are collectively referred to as the “Reporting Persons”.

Astral is the holder of record of the Senior Convertible Preferred Shares acquired in the First Closing, the Second Closing and the Warrant Transaction (as defined below). Joy Opportunity, Joy II, Joy III and Joy IV comprise the owners of the majority of the voting interest of Astral. Joy Opportunity GP, Joy II GP, Joy III GP and Joy IV GP are the general partners respectively of Joy Opportunity, Joy II, Joy III and Joy IV. Joy Capital GP is the general partner of Joy Opportunity GP, Joy II GP, Joy III GP and Joy IV GP. Each of the Reporting Persons is ultimately controlled by Mr. Erhai Liu. Mr. Erhai Liu disclaims beneficial ownership of the Class A Ordinary Shares of the Issuer held by each of the Reporting Persons, except to the extent of Mr. Erhai Liu’s pecuniary interest therein, if any.

The consummation of the sale and purchase of 218,818,380 Senior Convertible Preferred Shares pursuant to the Warrant Agreement occurred on August 17, 2023.

(b) Address of Principal Business Office, or, if none, Residence

CUSIP No. 91818X108	13D	Page 13 of 21

Item 2(b) of the Initial Statements is hereby amended and supplemented as the following:

The address for each of Joy Opportunity, Joy Opportunity GP, Joy II, Joy II GP, Joy III, Joy III GP, Joy IV, Joy IV GP and Joy Capital GP is:

c/o Harneys Services (Cayman) Limited

4th Floor, Harbour Place

103 South Church Street, P. O. Box 10240

Grand Cayman KY1-1002

Cayman Islands

The address for Astral is:

Craigmuir Chambers

Road Town, Tortola, VG 1110

British Virgin Islands

(c) Principal Occupation or Employment

Item 2(c) of the Initial Statements are hereby amended and restated as the following:

Astral is a special purpose vehicle established to invest in the securities of the Issuer. The principal business of the Joy Opportunity, Joy II, Joy III and Joy IV is to invest in securities on behalf of their limited partners. The principal business of Joy Opportunity GP, Joy II GP, Joy III GP and Joy IV GP is to act as the general partners of Joy Opportunity, Joy II, and Joy III and Joy IV. The principal business of Joy Capital GP is to act as the general partner of Joy Opportunity GP, Joy II GP, Joy III GP and Joy IV GP.

(f) Citizenship

Item 2(f) of the Initial Statements are hereby amended and restated as the following:

Astral Success Limited is a company limited by shares incorporated under the laws of the British Virgin Islands with its registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The remaining Reporting Persons are limited partnerships or corporation organized under the laws of the Cayman Island. Mr. Erhai Liu is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statements is hereby amended and supplemented by adding the following paragraph to the end:

The net investment cost of exercising the Warrant to purchase the Senior Convertible Preferred Shares of the Issuer by Astral was US$10,000,000. The funds used to acquire the Issuer’s securities were from the investment capital contributed to Astral by Joy IV.

CUSIP No. 91818X108	13D	Page 14 of 21

Item 4.	Purpose of Transaction

Item 4 of the Initial Statements is hereby amended and supplemented by adding the following before the last paragraph thereof:

On August 17, 2023, the Issuer issued 218,818,380 Senior Convertible Preferred Shares to Astral at US$0.0457 (equivalent to US$1.37 per ADS) pursuant to the Warrant Agreement dated June 30, 2023 (the “Warrant Transaction”). The Warrant Transaction constitutes a Dilutive Issuance under the Second Amended and Restated Certificate of Designation of the Issuer dated August 17, 2023 (the “Second Amended Certificate of Designation”) in view of the lower issuance price of the Senior Convertible Preferred Shares than that of the Senior Convertible Preferred Shares issued pursuant to the Subscription Agreement. Therefore, the conversion price of each Senior Convertible Preferred Share outstanding immediately prior to the consummation of the Warrant Transaction held by Astral and any other investors (including all Senior Convertible Preferred Shares issued to Astral and any other investors pursuant to the Subscription Agreement and in the 2022 Transaction) was reduced and adjusted to US$0.0457 per share with effect from August 17, 2023 by operation of and in accordance with the anti-dilution clause specified in the Second Amended Certificate of Designation (the “Anti-dilution Adjustment”).

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of the Initial Statements is hereby amended and restated with the following:

(a-b)      The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that Astral, but only Astral, has converted its Senior Convertible Preferred Shares and assumes that there is currently a total of 1,370,143,934 Class A Ordinary Shares outstanding (excluding 1,383,862 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan).

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 1,641,137,856 Class A Ordinary Shares that may be acquired upon conversion of 218,467,812 Senior Convertible Preferred Shares held of record by Astral and acquired pursuant to the Subscription Agreement at a conversion price of US$0.0457 per share reflecting the Anti-dilution Adjustment, and (ii) 218,818,380 Class A Ordinary Shares that may be acquired upon conversion of 218,818,380 Senior Convertible Preferred Shares acquired by Astral on August 17, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statements is hereby amended and supplemented by adding the following paragraphs to the end:

Amended and Restated Voting Agreement

On August 17, 2023, the Issuer, Astral and certain other parties entered into an Amended and Restated Voting Agreement (the “Amended Voting Agreement”) which replaced and superseded the Voting Agreement dated July 12, 2021 and the Voting Agreement dated July 27, 2022. Pursuant to the Amended Voting Agreement, the board of directors of the Issuer (the “Board”) shall consist of six directors or such other number of directors as approved by the Board (including the affirmative consent of the directors nominated by Astral and NIO Capital), among which, subject to certain limitations set forth in the Amended Voting Agreement, Astral shall be entitled to nominate one director, Astral and NIO Capital shall be collectively entitled to nominate two independent directors and Mr. Kun Dai or the Board shall be entitled to appoint the third independent director. Each party to the Amended Voting Agreement (other than the Issuer) has agreed that they shall vote the equity securities of the Issuer held by them at any general meeting of shareholders and take all other necessary actions, and cause their nominated directors to vote at any meeting of the Board and take all other necessary actions, in each case, in order to ensure the Board composition set forth above.

CUSIP No. 91818X108	13D	Page 15 of 21

In addition, subject to certain exceptions, neither Mr. Kun Dai nor Xin Gao Group Limited (“Xin Gao”) may, on or before June 30, 2026, transfer, or publicly announce an intention to transfer, any equity securities in the Issuer held by Mr. Kun Dai, Xin Gao or their respective permitted transferees as of the date thereof, without the prior written consent of Astral and other investors.

Because of the arrangements in the Amended Voting Agreement, the parties to that agreement (excluding the Issuer) may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares of the Issuer beneficially owned by any other person, and the Schedule 13D shall not be construed as acknowledging that the Reporting Persons for any or all purposes, beneficially own any shares of the Issuer beneficially owned by any other person. The aggregate beneficial ownership of the Reporting persons and the NIO Capital is 5,579,868,708 Class A Ordinary Shares. NIO Capital has separately reported its beneficial ownership on a Schedule 13D filed on August 23, 2023.

Registration Rights Agreement

On August 17, 2023, the Issuer and Astral entered into a Registration Rights Agreement with respect to the Class A Ordinary Shares and ADRs issuable to Astral upon conversion of its Senior Convertible Preferred Shares. The Registration Rights Agreement grants Astral customary shelf and piggyback registration rights.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons
2.	Amended and Restated Voting Agreement
3.	Registration Rights Agreement

CUSIP No. 91818X108	13D	Page 16 of 21

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2023

Joy Capital Opportunity, L.P.

By: Joy Capital Opportunity GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital Opportunity GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital II, L.P.

By: Joy Capital II GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital II GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

CUSIP No. 91818X108	13D	Page 17 of 21

Joy Capital III, L.P.

By: Joy Capital III GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital III GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital GP, Ltd.

By:	/s/ Erhai Liu
Erhai Liu, Director

Astral Success Limited

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital IV, L.P.

By: Joy Capital IV GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

CUSIP No. 91818X108	13D	Page 18 of 21

Joy Capital IV GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)